Exhibit 99.1

Huize Holding Limited Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

SHENZHEN, China, March 10, 2021 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online long-term life and health insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter and Full Year 2020 Highlights:

•

Total Gross Written Premiums (“GWP”) facilitated on our platform in the fourth quarter of 2020 increased by 63.0% to a record quarterly high of RMB1,047.0 million, compared to RMB642.5 million in the fourth quarter of 2019. Total GWP facilitated on our platform for the full year of 2020 increased by 49.9% to RMB3,019.9 million from RMB2,014.3 million in 2019.

•

Total operating revenue in the fourth quarter of 2020 increased by 50.3% to a record quarterly high of RMB388.1 million (US$59.5 million), compared to RMB258.3 million in the fourth quarter of 2019. Total operating revenue for the full year of 2020 increased by 22.8% to RMB1,220.2 million from RMB993.3 million in 2019.

•	Cumulative number of insurance clients served increased to approximately 6.8 million, and cumulative number of insured clients was approximately 57.6 million as of December 31, 2020.

Mr. Cunjun Ma, Founder, Chairman and Chief Executive Officer of Huize, commented, “Despite the uncertain macro conditions throughout the year, we delivered robust results due to our years of experience in the insurance industry, the competitive advantages of our online platform business model, our unique focus on long-term insurance products distribution and our industry-leading digital development capabilities.”

“During the year, we constantly enriched our product offerings. For example, we launched the “Darwin 3” critical illness insurance, which was yet another success of our proprietary “Darwin” product line. We also took the lead in the customization of annuity products and launched our first online version of joint-life annuity which was also a unique feature and innovation in China’s online insurance market. Moreover, we launched AI Proposal application and a new version of consultant workstation in order to improve service capabilities and client experience. As the pandemic further accelerated the switch of insurance purchase preference from offline to online, our differentiated services and market reputation enabled us to continue attracting and converting new users.”

“Such achievements are the driving force behind our ongoing development and advancement. Looking ahead, we are confident in the prospects of the online insurance industry in China, and we aim to further establish Huize as the go-to digital insurance product and service platform for the new generation consumers empowered by data and technology.”

“In order to achieve this goal, we will fully embrace digitalization, continuously strengthen our technology research and development as well as talent acquisition, and enhance Huize’s core competencies. At the same time, we will promote a comprehensive strategic upgrade by expanding our offline business in first-tier cities such as Shanghai and Shenzhen by setting up high value client service centers to further optimize the service experience and maximize clients’ lifetime value. Moreover, we will strengthen our collaborations with upstream and downstream partners along the industry value chain and we expect Huize to become a more open platform with a fuller range of products and services in its insurance ecosystem, including medical and healthcare. Additionally, we will take full advantage of the capital markets, actively identify high-quality investment targets, and improve our platform’s value proposition and market positioning through mergers and acquisitions to further realize our development strategy.”

Fourth Quarter 2020 Financial Results

Total operating revenue

Total operating revenue in the fourth quarter of 2020 increased by RMB129.8 million, or 50.3%, to RMB388.1 million (US$59.5 million) from RMB258.3 million in the same period of 2019. The increase in total operating revenue was primarily driven by an increase in brokerage income, which increased by 52.5% year over year to RMB386.8 million (US$59.3 million) in the fourth quarter of 2020. The increase in brokerage income was primarily driven by the 63.0% increase in total GWP facilitated, which amounted to RMB1,047.0 million during the fourth quarter of 2020, of which first year premiums accounted for RMB613.6 million and renewal premiums accounted for RMB433.5 million.

Total operating costs

Cost of revenue in the fourth quarter of 2020 increased by RMB131.3million, or 82.1%, to RMB291.2 million (US$44.6 million) from RMB159.9 million in the same period of 2019, which was primarily attributable to increased service fees paid to user traffic channels.

Total operating costs in the fourth quarter of 2020 increased by RMB131.5 million, or 82.0%, to RMB291.9 million (US$44.7 million) from RMB160.4 million in the same period of 2019, primarily attributable to the increase in cost of revenue.

Operating expenses

Selling expenses in the fourth quarter of 2020 increased by RMB9.7 million, or 15.7%, to RMB71.5 million (US$10.9 million) from RMB61.8 million in the same period of 2019. This increase was primarily attributable to increased advertising and marketing expenses.

General and administrative expenses in the fourth quarter of 2020 increased by RMB2.8 million, or 8.1%, to RMB37.3 million (US$5.7 million) from RMB34.5 million in the same period of 2019. This increase was primarily attributable to the increase in general and administrative salaries and employment benefits and professional service expenses, offset by a decrease in share-based compensation expenses.

Research and development expenses in the fourth quarter of 2020 increased by RMB4.0 million, or 33.9%, to RMB15.8 million (US$2.4 million) from RMB11.8 million in the same period of 2019, primarily attributable to an increase in the number of R&D personnel.

Net profit and Non-GAAP net profit for the period

Net loss in the fourth quarter of 2020 was RMB27.0 million (US$4.1 million), compared to a net loss of RMB7.5 million in the fourth quarter of 2019. Non-GAAP net loss in the fourth quarter of 2020 was RMB22.8 million (US$3.5 million), compared to non-GAAP net profit of RMB6.1 million in the fourth quarter of 2019.

Full Year 2020 Financial Results

Total operating revenue

Total operating revenue for the full year of 2020 increased by RMB226.9 million, or 22.8%, to RMB1,220.2 million (US$187.0 million) from RMB993.3 million in 2019. The increase in total operating revenue was primarily driven by an increase in brokerage income, which increased by 23.8% year over year to RMB1,215.4 million (US$186.3 million) in 2020. The increase in brokerage income was primarily driven by the 49.9% increase in total GWP facilitated, which amounted to RMB3,019.9 million in 2020, of which first year premiums accounted for RMB1,567.9 million and renewal premiums accounted for RMB1,452.0 million.

Total operating costs

Cost of revenue for the full year of 2020 increased by RMB184.0 million, or 29.2%, to RMB813.5 million (US$124.7 million) from RMB629.5 million in 2019, which was primarily attributable to increased service fees paid to user traffic channels.

Total operating costs for the full year of 2020 increased by RMB185.0 million, or 29.3%, to RMB816.4 million (US$125.1 million) from RMB631.4 million in 2019, primarily attributable to the increase in cost of revenue.

Operating expenses

Selling expenses for the full year of 2020 increased by RMB65.7 million, or 39.9%, to RMB230.4 million (US$35.3 million) from RMB164.7 million in the same period of 2019. This increase was primarily attributable to increased salaries and employment benefits as well as an increase in advertising and marketing expenses.

General and administrative expenses for the full year of 2020 decreased by RMB11.6 million, or 7.2%, to RMB150.2 million (US$23.0 million) from RMB161.8 million in the same period of 2019. This decrease was primarily attributable to a decrease in share-based compensation expenses, offset by an increase in general and administrative salaries and employment benefits and professional service expenses.

Research and development expenses for the full year of 2020 increased by RMB15.3 million, or 45.3%, to RMB49.1 million (US$7.5 million) from RMB33.8 million in the same period of 2019, primarily attributable to an increase in the number of R&D personnel.

Net profit and Non-GAAP net profit for the year

Net loss for the full year of 2020 was RMB18.3 million (US$2.8 million), compared to a net profit of RMB15.0 million in 2019. Non-GAAP net profit for the full year of 2020 was RMB34.0 million (US$5.2 million), compared to non-GAAP net profit of RMB109.9 million in 2019.

Cash and cash equivalents

As of December 31, 2020, the combined balance of the Company’s cash and cash equivalents amounted to RMB404.6 million (US$62.0 million), compared to RMB88.1 million as of December 31, 2019. The increase was primarily due to the cash proceeds raised from the Company’s initial public offering in February 2020.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company currently expects total operating revenue for the first quarter of 2021 to be in the range of RMB650 million to RMB700 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties, including those related to the continued outbreak of COVID-19 globally.

Share Repurchase Program

As of December 31, 2020, the Company had purchased an aggregate of 44,809 ADSs for a total amount of approximately US$0.3 million, under its share repurchase program pursuant to which the Company has been authorized to repurchase up to US$10 million ADSs by April 15, 2021, as previously announced on April 15, 2020.

Conference Call

The Company’s management team will hold a Direct Event conference call on Wednesday, March 10, 2021, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Huize Holding Limited Fourth Quarter 2020 Earnings Conference Call
Conference ID:	#7894339
Registration Link:	http://apac.directeventreg.com/registration/event/7894339

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through March 18, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Harriet Hu

Investor Relations Director

+852 3180 9207

investor@huize.com

Media Relations

mediacenter@huize.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of December 31
	2019	2020
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	88,141	404,618	62,010
Restricted cash	161,186	324,330	49,706
Contract Assets	—	216	33
Accounts receivable, net of allowance for doubtful accounts	180,393	232,589	35,646
Insurance premium receivables	2,329	1,974	303
Amounts due from related parties	280	251	38
Prepaid expense and other receivables	29,196	44,377	6,801

Total current assets	461,525	1,008,355	154,537

Non-current assets
Property, plant and equipment, net	8,006	10,251	1,571
Intangible assets, net	1,652	2,030	311
Deferred tax assets	64	605	93
Long-term investments	23,395	46,084	7,063
Operating lease right-of-use assets	—	267,352	40,973
Goodwill	—	461	71
Other assets	14,163	838	128

Total non-current assets	47,280	327,621	50,210

Total assets	508,805	1,335,976	204,747

Current liabilities
Short-term borrowings	36,880	31,540	4,834
Accounts payable	124,441	227,532	34,871
Insurance premium payables	125,587	187,219	28,693
Other payables and accrued expenses	30,211	31,153	4,774
Payroll and welfare payable	43,993	63,919	9,796
Income taxes payable	206	2,440	374
Operating lease liabilities	—	12,763	1,956
Amounts due to related parties	465	—	—

Total current liabilities	361,783	556,566	85,298

Non-current liabilities
Long-term borrowings	—	53,860	8,254
Deferred tax liabilities	530	605	93
Operating lease liabilities	—	252,106	38,637
Payroll and welfare payable	—	4,156	637
Other non-current liabilities	518	—	—
Total non-current liabilities	1,048	310,727	47,621

Total liabilities	362,831	867,293	132,919

Mezzanine equity
Series A redeemable preferred shares	84,072	—	—
Series B redeemable preferred shares	261,272	—	—
Series B+ redeemable preferred shares	81,654	—	—
Series B++ redeemable preferred shares	27,629	—	—

Total mezzanine equity	454,627	—	—

Shareholders’ (deficit)/equity
Common shares	33	—	—
Class A common shares	—	62	10
Class B common shares	—	10	2
Treasury stock	—	(2,063)	(316)
Additional paid-in capital	64,882	884,920	135,620
Accumulated other comprehensive income	414	(21,972)	(3,368)
Accumulated deficit	(373,982)	(392,274)	(60,120)
Total shareholders’ (deficit)/equity	(308,653)	468,683	71,828

Total liabilities, mezzanine equity and shareholders’ equity	508,805	1,335,976	204,747

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	253,607	386,795	59,279	982,124	1,215,434	186,273
Other income	4,656	1,279	196	11,195	4,788	734

Total operating revenue	258,263	388,074	59,475	993,319	1,220,222	187,007

Operating costs and expenses
Cost of revenue	(159,913)	(291,204)	(44,629)	(629,531)	(813,507)	(124,675)
Other cost	(523)	(662)	(101)	(1,837)	(2,846)	(437)

Total operating costs	(160,436)	(291,866)	(44,730)	(631,368)	(816,353)	(125,112)

Selling expenses	(61,815)	(71,509)	(10,959)	(164,665)	(230,438)	(35,316)
General and administrative expenses	(34,532)	(37,269)	(5,712)	(161,816)	(150,207)	(23,020)
Research and development expenses	(11,825)	(15,843)	(2,428)	(33,831)	(49,135)	(7,530)
Total operating costs and expenses	(268,608)	(416,487)	(63,829)	(991,680)	(1,246,133)	(190,978)

Operating income/(loss)	(10,345)	(28,413)	(4,354)	1,639	(25,911)	(3,971)

Other income/(expenses)
Interest expenses	75	(345)	(53)	(190)	(1,157)	(177)
Unrealized exchange (loss) /income	(3)	29	4	362	(9)	(1)
Investment income	43	—	—	718	137	21
Others, net	2,456	916	140	12,676	10,177	1,559

Profit before income tax, and share of income/(loss) of equity method investee	(7,774)	(27,813)	(4,263)	15,205	(16,763)	(2,569)

Income tax expense	319	845	130	(57)	(1,768)	(271)
Share of income/(loss) of equity method investee	(90)	7	1	(180)	239	37

Net profit/(loss)	(7,545)	(26,961)	(4,132)	14,968	(18,292)	(2,803)

Net (loss)/profit attributable to non-controlling interests	—	—	—	66	—	—
Net profit/(loss) attributable to Huize Holding Limited	(7,545)	(26,961)	(4,132)	14,902	(18,292)	(2,803)
Redeemable preferred shares redemption value accretion	(9,878)	—	—	(32,854)	(4,274)	(655)
Allocation to redeemable preferred shares	3,726	—	—	(7,431)	1,074	165

Net loss attributable to common shareholders	(13,697)	(26,961)	(4,132)	(25,383)	(21,492)	(3,293)

Net profit/(loss)	(7,545)	(26,961)	(4,132)	14,968	(18,292)	(2,803)
Foreign currency translation adjustment, net of tax	24	(12,764)	(1,956)	140	(22,386)	(3,431)

Comprehensive income/(loss)	(7,521)	(39,725)	(6,088)	15,108	(40,678)	(6,234)

Comprehensive (loss)/income attributable to non-controlling interests	—	—	—	87	—	—

Comprehensive income/(loss) attributable to Huize Holding Limited	(7,521)	(39,725)	(6,088)	15,021	(40,678)	(6,234)

Weighted average number of common shares used in computing net profit per share
Basic and diluted	452,445,068	1,022,959,829	1,022,959,829	452,445,068	963,817,614	963,817,614
Net income/(loss) per share attributable to common shareholders
Basic and diluted	(0.04)	(0.03)	(0.00)	(0.06)	(0.02)	(0.00)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss)	(7,545)	(26,961)	(4,132)	14,968	(18,292)	(2,803)
Share-based compensation expenses	13,617	4,208	645	94,958	52,253	8,008

Non-GAAP net profit/(loss)	6,072	(22,753)	(3,487)	109,926	33,961	5,205